Six Flags, Inc.

1540 Broadway

New York, NY 10036

May 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Six Flags, Inc.
Schedule 14A (File No. 001-13703) filed on April 24, 2009 (the “Schedule 14A”)
Schedule TO (File No. 005-33593) filed on May 6, 2009 (the “Schedule TO” and, together with the Schedule 14A, the “Filings”)

Ladies and Gentlemen:

In connection with the above-referenced Filings, Six Flags, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to the undersigned at (212) 652-9380, Scott R. Saks of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6311 or William F. Schwitter of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6400.

Sincerely,

Six Flags, Inc.

By:	/s/ James M. Coughlin
Name: James M. Coughlin
Title: General Counsel

cc:	Scott R. Saks, Esq.
William F. Schwitter, Esq.
Michele Cohen, Esq.
Paul, Hastings, Janofsky & Walker LLP